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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934



                               AHL Services, Inc.
            -------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
            -------------------------------------------------------
                         (Title of Class of Securities)



                                  001296 10 2
            -------------------------------------------------------
                                 (CUSIP Number)



                                August 20, 2002
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)

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CUSIP NO. 001296 10 2

1.   Name of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

          Gerald L. Trooien

2.   Check the appropriate box if a member of a group

          (a)  [_]
          (b)  [_]

3.   SEC use only

4.   Citizenship or place of organization

          U.S.A.

Number of shares beneficially owned by each reporting person with

     5.   Sole voting power

               768,100

     6.   Shared voting power

               0

     7.   Sole dispositive power

               768,100

     8.   Shared dispositive power

               0

9.   Aggregate amount beneficially owned by each reporting person

          768,100

10.  Check if the aggregate amount in Row (9) excludes certain shares  [_]

11.  Percent of class represented by amount in Row 9

          5.0%

12.  Type of reporting person

          IN

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Item 1(a).    Name of issuer:

                  AHL Services, Inc.

Item 1(b).    Address of issuer's principal executive offices:

                  1000 Wilson Blvd.
                  Suite 910
                  Arlington, VA 22209

Item 2(a).    Names of person filing:

                  Gerald L. Trooien

Item 2(b).    Address of principal business office:

                  10 River Park Plaza, Suite 800
                  St. Paul, MN  55107

Item 2(c).    Citizenship:

                  U.S.A.

Item 2(d).    Title of class of securities:

                  Common Stock, par value $.01 per share

Item 2(e).    CUSIP No.:

                  001296 10 2

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
              (b) [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);
              (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
              (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
              (e) [_] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
              (f) [_] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
              (g) [_] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
              (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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              (i) [_]   A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) [_]   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership

              (a)   Amount beneficially owned:
                           768,100

              (b)   Percent of class:
                           5.0%

              (c)   Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote:
                                    768,100

                    (ii)   Shared power to vote or to direct the vote:
                                    0

                    (iii)  Sole power to dispose or to direct the disposition
                           of:
                                    768,100

                    (iv)   Shared power to dispose or to direct the disposition
                           of:
                                    0

Item 5.       Ownership of 5 percent or Less of a Class

                    Not Applicable.

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                    Not Applicable.

Item 8.       Identification and Classification of Members of the Group

                    Not Applicable.

Item 9.       Notice of Dissolution of Group

                    Not Applicable.

Item 10.      Certifications

         (b) The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(c):

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         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           August 30, 2002
                                           ------------------------------------
                                           Date

                                           /s/ Gerald L. Trooien
                                           ------------------------------------
                                           Signature

                                           Gerald L. Trooien
                                           ------------------------------------
                                           Name/Title